UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BARNWELL INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

068221100

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068221100	13D	Page 2 of 14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,330,000
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 1,330,000
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 8,169,060 shares of common stock, par value $0.50 per share, outstanding as of August 11, 2006, as reported by the Issuer (as defined below) in its 10-Q, filed with the Securities and Exchange Commission on August 14, 2006.

CUSIP No. 068221100	13D	Page 3 of 14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,330,000
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 1,330,000
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 068221100	13D	Page 4 of 14 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,330,000
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 1,330,000
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 068221100	13D	Page 5 of 14 pages

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $0.50 per share (the “Shares”) of Barnwell Industries, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1100 Alakea Street, Suite 2900, Honolulu, HI 96813-2833.

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor of the following investment funds that hold the Shares reported herein: Mercury Special Situations Fund LP, a Delaware limited partnership; Mercury Special Situations Offshore Fund, Ltd., a British Virgin Island company; Mercury Real Estate Securities Fund LP, a Delaware limited partnership; Mercury Real Estate Securities Offshore Fund, Ltd., a British Virgin Island company; Silvercreek SAV LLC, a Delaware limited liability company; and GPC LXV, LLC, a Delaware limited liability company (collectively, the “Funds”). The Shares to which this Schedule 13D relates are owned beneficially by the Funds. Messrs. Jarvis and MacLean are the managing members of Advisors.

(b) The business address of each of the Reporting Persons is c/o Mercury Real Estate Advisors LLC, Three River Road, Greenwich, CT 06807.

(c) The principal business of Advisors is providing investment management services to the Funds. The principal occupation of each of Messrs. Jarvis and MacLean is serving as a managing member of Advisors.

(d) During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Advisors is a Delaware limited liability company. Each of Messrs. Jarvis and MacLean is a United States citizen.

CUSIP No. 068221100	13D	Page 6 of 14 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $28,837,966.76. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons previously filed a Schedule 13G on January 18, 2005, as amended on February 14, 2006, to report the acquisition of the Shares. On October 11, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “Letter”). A copy of the Letter is attached hereto as Exhibit A and is incorporated herein by reference. In addition, on October 11, 2006, the Reporting Persons issued a press release with respect to the Letter, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except to the extent described in the first paragraph of this Item 4 of the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of the Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of the Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund, Ltd., Silvercreek SAV LLC and GPC LXV, LLC owned beneficially 562,868; 619,277; 13,719; 30,781; 76,655; and 26,700 Shares, respectively, representing approximately 6.9%, 7.6%, 0.2%, 0.4%, 0.9% and 0.3%, respectively, of the shares of common stock, par value $0.50, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owners of 1,330,000 Shares, constituting 16.3% of the 8,169,080 shares of common stock, par value $0.50, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owners of 1,330,000 Shares, constituting 16.3% of the 8,169,060 shares of common stock, par value $0.50, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owners of 1,330,000 Shares, constituting 16.3% of the 8,169,080 shares of common stock, par value $0.50, of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit C attached hereto and incorporated herein by reference.

(d) Not applicable.

CUSIP No. 068221100	13D	Page 7 of 14 pages

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Each of the Funds from time to time may enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the Shares. These arrangements do not and will not give the Reporting Persons voting or investment control over the Shares to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such Shares.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Barnwell Industries, Inc., dated October 11, 2006

Exhibit B	Press Release, dated October 11, 2006

Exhibit C	Schedule of Transactions in Shares of the Issuer

Exhibit D	Joint Filing Agreement

CUSIP No. 068221100	13D	Page 8 of 14 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ MALCOLM F. MACLEAN IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ MALCOLM F. MACLEAN IV Signature

/s/ DAVID R. JARVIS Signature

CUSIP No. 068221100	13D	Page 9 of 14 pages

Exhibit A

MERCURY REAL ESTATE ADVISORS LLC

Three River Road

Greenwich, Connecticut 06807

October 11, 2006

Barnwell Industries, Inc.

Board of Directors

1100 Alakea Street

Honolulu, Hawaii 96813

Dear Board:

As you are aware, Mercury Real Estate Advisors LLC and its affiliates (“Mercury”) are the largest shareholders of Barnwell Industries, Inc. (“Barnwell” or the “Company”). As a significant shareholder of the Company for approximately the past two years, we have witnessed the Company’s preliminary success in unlocking the significant value in its desirable real estate holdings on the western coast of the main island of Hawaii and the improvement in profitability of its oil and natural gas business in Canada. Although there remains substantial unrealized value in these assets, we believe the Company’s current corporate structure, egregious executive compensation and disparate business divisions are fundamentally flawed. We further believe that strategic alternatives, including the sale of its energy division, must be evaluated to fully maximize the value of the Company for all shareholders. Finally, a substantial share buyback program should be put into effect immediately.

As you know, Barnwell’s majority-owned subsidiary, Kaupulehu Developments, has strategically negotiated the sale of its leasehold interests in 870 acres of prime coastal real estate (Increment I and II) to an affiliate of Westbrook Partners (“Westbrook”), which allows Kaupulehu, and ultimately Barnwell, to profit substantially from the development of the land into a luxurious residential community with limited execution risk. As of April 2006, five of the planned 80 lots in Increment I had been sold for what we estimate to be an average price above $8 million per lot. Based on our underwriting of the real estate, as well as discussions with local real estate brokers, we believe that many of the remaining lots in Increment I may sell for $10 million or more, while the lots in Increment II will also sell for millions of dollars each. Given Barnwell’s percentage interest in the revenues associated with these property sales, the Company stands to realize a significant return over the next several years as Westbrook continues to sell these highly desirable residential lots and creates a high-end residential community that rivals its Kukio Resort to the south. Based on our analysis, we believe the value of Barnwell’s real estate interests alone translates into a per share value in excess of $11. Further, this estimate attributes no value to the potentially substantial profits to be earned from the entitlement to and or sale of the 1,000 acres of land to the east of Lot 4-C in which Barnwell has an interest.

Concurrently, Barnwell has seen dramatic growth in the operating profit of its oil and natural gas business in Canada as a result of a substantial increase in market prices and, to a lesser extent, increased production of oil and natural gas liquids. As the largest shareholder of the Company, we have applauded these significant improvements in profitability and believe that strong and increasing global demand for petroleum products will allow Barnwell’s energy business to experience further enhancements in profitability. Looking at recent energy transactions in Alberta, we currently believe that the value of Barnwell’s proven BoEs (barrels of oil equivalent) translates on a standalone basis into a per share value of approximately $18.

CUSIP No. 068221100	13D	Page 10 of 14 pages

With the combined value of its real estate and energy divisions implying a $29 per share price at a minimum, Barnwell is a dramatically undervalued company. However, its unnecessarily complex corporate structure, which includes independent businesses with no synergies, obfuscates its intrinsic value. Further, an executive management team at Barnwell characterized by nepotism in the Chief Executive Officer and President positions continues to reap million dollar-plus salaries, in part driving general and administrative expenses to an astronomical 21% of total revenues for the nine months ended June 30, 2006.

As the largest shareholder of the Company, we demand that the Board hire an investment bank to evaluate strategic alternatives, including a sale of the energy division and a share buyback program using proceeds received from lot sales in Increment I and II. As noted above, we believe there is no synergistic advantage to the current corporate structure and believe that the full value of Barnwell will only be recognized if the energy division, which would be an attractive acquisition candidate for any of the energy companies with a presence in Canada, is sold immediately. Further, this sale would significantly reduce general administrative expenses as the real estate division, which already has sold its most valuable asset and is passively collecting funds from Westbrook in an annuity-like fashion, could focus singularly on cultivating value in the 1,000 acres it owns north of Lot 4A (which is currently zoned as conservation land) through a sale to a strategic buyer. Given the minimal capital requirements associated with this project, a substantial share buyback could be easily instituted with the percentage payments received from the lot sales.

Further, given that the shares are trading at a substantial discount to their intrinsic value, the Board should immediately implement a share buyback using both the $10,807,000 of cash and cash equivalents on the balance sheet as well as proceeds received from lot sales in Increment I and Increment II. This share buyback could also be significantly increased in scale after a sale of the oil and gas operations.

We believe that the Board should be committed to maximizing value for all shareholders, not paying excessive compensation to a complacent management team lacking in transparency. To this end, we are requesting a meeting with the Independent Members of the Board to discuss our proposed strategy as well as the hiring of an investment bank to evaluate strategic alternatives.

Sincerely yours,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 068221100	13D	Page 11 of 14 pages

Exhibit B

FOR IMMEDIATE RELEASE

MERCURY URGES SALE OF VALUABLE OIL AND GAS

OPERATIONS, SHARE BUYBACK

GREENWICH, CT, October 11, 2006 –– Mercury Real Estate Advisors LLC, an affiliate of Mercury Partners LLC, a real estate investment management company based in Greenwich, CT with offices in Hong Kong and Singapore, sent the following letter today to Barnwell Industries, Inc.’s (NYSE: BRN) Board of Directors.

MERCURY REAL ESTATE ADVISORS LLC

Three River Road

Greenwich, Connecticut 06807

October 11, 2006

Barnwell Industries, Inc.

Board of Directors

1100 Alakea Street

Honolulu, Hawaii 96813

Dear Board:

As you are aware, Mercury Real Estate Advisors LLC and its affiliates (“Mercury”) are the largest shareholders of Barnwell Industries, Inc. (“Barnwell” or the “Company”). As a significant shareholder of the Company for approximately the past two years, we have witnessed the Company’s preliminary success in unlocking the significant value in its desirable real estate holdings on the western coast of the main island of Hawaii and the improvement in profitability of its oil and natural gas business in Canada. Although there remains substantial unrealized value in these assets, we believe the Company’s current corporate structure, egregious executive compensation and disparate business divisions are fundamentally flawed. We further believe that strategic alternatives, including the sale of its energy division, must be evaluated to fully maximize the value of the Company for all shareholders. Finally, a substantial share buyback program should be put into effect immediately.

As you know, Barnwell’s majority-owned subsidiary, Kaupulehu Developments, has strategically negotiated the sale of its leasehold interests in 870 acres of prime coastal real estate (Increment I and II) to an affiliate of Westbrook Partners (“Westbrook”), which allows Kaupulehu, and ultimately Barnwell, to profit substantially from the development of the land into a luxurious residential community with limited execution risk. As of April 2006, five of the planned 80 lots in Increment I had been sold for what we estimate to be an average price above $8 million per lot. Based on our underwriting of the real estate, as well as discussions with local real estate brokers, we believe that many of the remaining lots in Increment I may sell for $10 million or more, while the

CUSIP No. 068221100	13D	Page 12 of 14 pages

lots in Increment II will also sell for millions of dollars each. Given Barnwell’s percentage interest in the revenues associated with these property sales, the Company stands to realize a significant return over the next several years as Westbrook continues to sell these highly desirable residential lots and creates a high-end residential community that rivals its Kukio Resort to the south. Based on our analysis, we believe the value of Barnwell’s real estate interests alone translates into a per share value in excess of $11. Further, this estimate attributes no value to the potentially substantial profits to be earned from the entitlement to and or sale of the 1,000 acres of land to the east of Lot 4-C in which Barnwell has an interest.

Concurrently, Barnwell has seen dramatic growth in the operating profit of its oil and natural gas business in Canada as a result of a substantial increase in market prices and, to a lesser extent, increased production of oil and natural gas liquids. As the largest shareholder of the Company, we have applauded these significant improvements in profitability and believe that strong and increasing global demand for petroleum products will allow Barnwell’s energy business to experience further enhancements in profitability. Looking at recent energy transactions in Alberta, we currently believe that the value of Barnwell’s proven BoEs (barrels of oil equivalent) translates on a standalone basis into a per share value of approximately $18.

With the combined value of its real estate and energy divisions implying a $29 per share price at a minimum, Barnwell is a dramatically undervalued company. However, its unnecessarily complex corporate structure, which includes independent businesses with no synergies, obfuscates its intrinsic value. Further, an executive management team at Barnwell characterized by nepotism in the Chief Executive Officer and President positions continues to reap million dollar-plus salaries, in part driving general and administrative expenses to an astronomical 21% of total revenues for the nine months ended June 30, 2006.

As the largest shareholder of the Company, we demand that the Board hire an investment bank to evaluate strategic alternatives, including a sale of the energy division and a share buyback program using proceeds received from lot sales in Increment I and II. As noted above, we believe there is no synergistic advantage to the current corporate structure and believe that the full value of Barnwell will only be recognized if the energy division, which would be an attractive acquisition candidate for any of the energy companies with a presence in Canada, is sold immediately. Further, this sale would significantly reduce general administrative expenses as the real estate division, which already has sold its most valuable asset and is passively collecting funds from Westbrook in an annuity-like fashion, could focus singularly on cultivating value in the 1,000 acres it owns north of Lot 4A (which is currently zoned as conservation land) through a sale to a strategic buyer. Given the minimal capital requirements associated with this project, a substantial share buyback could be easily instituted with the percentage payments received from the lot sales.

Further, given that the shares are trading at a substantial discount to their intrinsic value, the Board should immediately implement a share buyback using both the $10,807,000 of cash and cash equivalents on the balance sheet as well as proceeds received from lot sales in Increment I and Increment II. This share buyback could also be significantly increased in scale after a sale of the oil and gas operations.

We believe that the Board should be committed to maximizing value for all shareholders, not paying excessive compensation to a complacent management team lacking in transparency. To this end, we are requesting a meeting with the Independent Members of the Board to discuss our proposed strategy as well as the hiring of an investment bank to evaluate strategic alternatives.

Sincerely yours,

MERCURY REAL ESTATE ADVISORS LLC

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 068221100	13D	Page 13 of 14 pages

Exhibit C

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

GPC LXV, LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
08/10/2006	1,300.00	22.730
08/14/2006	1,300.00	21.610
08/16/2006	1,200.00	21.897
08/17/2006	1,000.00	22.010
08/25/2006	200.00	21.820
08/28/2006	500.00	21.860
08/30/2006	200.00	22.160
08/31/2006	300.00	22.150
09/01/2006	500.00	22.110
09/08/2006	1,000.00	20.578
09/13/2006	500.00	21.000
09/21/2006	1,600.00	19.766
09/27/2006	500.00	19.160
09/29/2006	1,000.00	19.450
10/02/2006	100.00	19.260
10/04/2006	10,000.00	17.447
10/9/2006	1,000.00	17.230
10/10/2006	1,900.00	17.325

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.

CUSIP No. 068221100	13D	Page 14 of 14 pages

Exhibit D

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of October 12, 2006.

Date: October 12, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ MALCOLM F. MACLEAN IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ MALCOLM F. MACLEAN IV Signature

/s/ DAVID R. JARVIS Signature